UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM RW

Request for Withdrawal

Date of Report

September 15, 2005

Nevada                                                          88-355407

(State or other jurisdiction of incorporation    (I.R.S. Employer Identification No.)

                            or organization)

3665 RUFFIN ROAD, SUITE 225, SAN DIEGO, CALIFORNIA 92123

(Address of principal executive offices) (Zip Code)

Issuer's telephone number:

(858) 292-9637

WORLD TRADE SHOW.COM

To: Securities and Exchange Commission

Washington, D.C. 20549

September 15, 2005

Dear SEC,

WorldTradeShow.com, Inc. officially requests the withdrawl of our Form 10-SB12GA that was filed on September 9, 2005. The file number is 0-51126

For any further questions, please contact us at 858-292-9637

Sincerely,

Sheldon Silverman

CEO

WorldTradeShow.com, Inc.